ASCEND ASSETS I LLC

SUBSCRIPTION AGREEMENT

Ascend Assets I LLC
447 Broadway
2nd Floor Suite #878
New York, NY 10013

Ladies and Gentlemen:

1. Background. The undersigned, Ascend Assets SPV I 2023 LLC, a Delaware limited liability company (the "**Crowdfunding Vehicle**"), hereby offers to purchase and subscribe for _________ (________) Class B Units (the "**Class B Units**") of Ascend Assets I LLC, a Delaware limited liability company (the "**Operating Company**"), for $1.00 per Class B Unit, and as consideration for the issuance thereof, the Crowdfunding Vehicle agrees to pay to the Operating Company in cash the sum of $_ ______. This subscription agreement (the "**Agreement**") is being entered into by the Operating Company and Crowdfunding Vehicle (together, the "**Co-Issuers**") in connection with a closing of the securities offering being conducted by the same (the "**Offering**") in accordance with Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), Regulation Crowdfunding promulgated thereunder, and Rule 3a-9 of the Investment Company Act of 1940 ("**Rule 3a-9**"). The Offering is made pursuant to the Form C, dated [*], 2023, as the same may be amended from time to time, filed by the Co-Issuers with the Securities and Exchange Commission (the "**Form C**"), and the Offering Statement, which is included therein (the "**Offering Statement**").

2. Crowdfunding Vehicle Representations. The Crowdfunding Vehicle represents and warrants to the Operating Company as follows:

(a) The Class B Units are being acquired by the Crowdfunding Vehicle in accordance with Rule 3a-9 of the Investment Company Act of 1940, for its account, for investment purposes, and not with a view to the sale or distribution of all or any part of the Class B Units, nor with any present intention to sell or in any way distribute the same, as those terms are used in the Securities Act, and the rules and regulations promulgated thereunder.

(b) The Class B Units are being acquired by the Crowdfunding Vehicle in accordance with Rule 3a-9 to complete the facilitation of investment in the Operating Company by investors in the Offering.

(c) The Crowdfunding Vehicle understands that the Class B Units may not be sold, transferred, or otherwise disposed of without registration under the Act or the availability of an exemption therefrom and that in the absence of an effective registration statement covering the Class B Units or an available exemption from registration under the Act, the Class B units must be held indefinitely.

(d) The Crowdfunding Vehicle understands that it cannot dispose of the Class B Units without first complying with the relevant provisions of its operating agreement, the Securities Act, Rule 3a-9, and any applicable state securities laws.

3. Operating Company Representations. The Crowdfunding Vehicle understands that upon issuance thereto of any Class B Units, the Operating Company will be deemed to have made the following representations and warranties to the Crowdfunding Vehicle as of the date of such issuance:

(a) Organizational Power. The Operating Company has been duly incorporated as a limited liability company under the laws of the State of Delaware and has all requisite legal and organizational power and authority to conduct its business as currently being conducted and to issue and sell the Class B Units to the Crowdfunding Vehicle pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Operating Company, shall constitute valid and legally binding obligations of the Operating Company, enforceable against the same in accordance with its respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Class B Units, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid, nonassessable, and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the operating agreement of the Operating Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) Required Disclosures, Reimbursements, and Payments. The Operating Company will deliver to the Crowdfunding Issuer all disclosures and other information required under Regulation Crowdfunding and will fund or reimburse the expenses associated with the Crowdfunding Vehicle's formation, operation, and eventual winding up, if any, and will pay all amounts owed as compensation for managing the Crowdfunding Vehicle.

4. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if the illegal, invalid, or unenforceable provision(s) had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

5. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf"), or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail, or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes.

8. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

9. Survival. All representations, warranties, and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Operating Company and the

Crowdfunding Vehicle, and (ii) changes in the transactions, documents, and instruments described in the Form C, which are not material or which are to the benefit of the undersigned.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of ____________________.

OPERATING COMPANY:

ASCEND ASSETS I LLC

By:_______________________________

Name:_____________________________

Title:______________________________

CROWDFUNDING VEHICLE:

ASCEND ASSETS SPV I 2023 LLC

By:_______________________________

Name:_____________________________

Title:______________________________